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                                  EXHIBIT 11.1

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
              STATEMENT RE: COMPUTATION OF NET INCOME PER SHARE,
                  PRIMARY and FULLY DILUTED EARNINGS PER SHARE

                   ($ in thousands, except per share amounts)

                                                                Quarter Ended       Nine Months Ended
                                                                September 30,          September 30,
                                                                    1996                   1996
                                                                -------------       -----------------
         Net income                                               $ 6,181                $ 16,908
                                                                  =======                ========

         Net income per share (1)                                 $  0.33                $   0.94

         Primary and fully diluted earnings per share (2)         $  0.32                $   0.92



1) Net income per share was calculated based on the weighted average shares outstanding of 18,015,315 and 15,476,855 for the nine months and quarter ended September 30, 1996, respectively.

2) Primary and fully diluted earnings per share for the nine months ended September 30, 1996 were calculated based on weighted average shares outstanding of 18,475,285, which assumes the exercise of options covering 858,391 shares and computes incremental shares using the treasury stock method.

         Primary and fully diluted earnings per share for the quarter ended September 30, 1996 were calculated based on weighted average shares outstanding of 19,394,804 and 19,420,412, respectively, which assumes the exercise of options covering 858,391 shares and computes incremental shares using the treasury stock method.